Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: February 28, 2008

The following is a joint press release issued by Gaz de France and Suez on February 25, 2008.

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27, 2007 (under no: R.07-046) and in the Document de Référence and its update filed by Suez on April 4, 2007 (under no: D.07-0272), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

PRESS RELEASE

SUEZ and Gaz de France jointly acquire U.K. Teesside Power plant

Europe’s largest combined-cycle gas turbine plant (1,875 MW)

Paris, February 25, 2008 – Gaz de France and SUEZ have together acquired a 1,875 MW CCGT power plant located in northeast England. The acquisition was concluded with Goldman Sachs and Cargill which owned 30% and 70% respectively of Teesside Power Limited. At the conclusion of the transaction, which will be submitted to the appropriate authorities for approval, SUEZ, through its subsidiary Electrabel, and Gaz de France will each own 50% of the company.

In service since 1993, the Teesside unit is located at the Wilton industrial site and, with 8 natural gas-fired turbines, is currently Europe’s largest combined-cycle gas turbine plant.

The Gaz de France group thus reinforces its position in the United Kingdom where it has been present in the electricity market since 2003 with a plant at Shotton, Wales, with 215 MW of installed capacity. With its 50 per cent acquisition of the Teesside plant, Gaz de France will raise its total installed electricity production capacity to 1,150 MW. In 2007 Gaz de France, through its subsidiary Gaz de France ESS, sold 10 TWh of electricity to major industrial and service sector customers in the UK, a market where it has been active since 1999. A major energy player in Europe, Gaz de France is seeking to develop synergies between its U.K. natural gas activities, where it is present throughout the entire natural gas value chain, and its electricity sector activities.

For SUEZ, this acquisition offers an opportunity to utilize its skills in the field of combined-cycle gas turbines, where it is a recognized world leader, while leveraging natural gas / electricity synergies. This acquisition also enables SUEZ to expand the scope of its energy activities in the U.K. where its London subsidiary SUEZ Global LNG coordinates the SUEZ Group’s worldwide LNG activities. Through its various natural gas, energy services, and environment activities, SUEZ has been present in the United Kingdom since 1984 where in 2007 it generated EUR 1.7 billion in revenues and has over 8,000 employees.

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Gaz de France

The Gaz de France Group is a major energy player in Europe where it is the largest distributor of natural gas and has 50,000 employees. In 2006, Gaz de France generated EUR 28 billion in revenues. The Group has a portfolio of some 14 million customers, approximately 11 million of whom in France. Gaz de France is listed on the Paris Stock Exchange and is represented on the CAC 40 and Dow Jones Stoxx 600 indexes.

SUEZ

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. The Group employs 149,000 people worldwide and achieved revenues of €47.5 billion in 2007, 89% of which were generated in Europe and in North America. SUEZ is listed on the Brussels, Luxembourg, Paris and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone

Press contacts:

SUEZ	Gaz de France

France: +33(0)1 4006 6651	Press service: +33(0)1 4754 2435
Belgium: +32 2 510 76 70

Analyst contacts:

SUEZ	Gaz de France

Investor Relations: +33(0)1 4006 6489	Investor Relations: +33(0)1 4754 7725

Important Information

This document does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of SUEZ or Gaz de France, nor shall there be any purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and SUEZ disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination set out in this document to holders of SUEZ ordinary shares (including SUEZ ordinary shares represented by SUEZ American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, and as far as necessary, the required information documents will be filed with the Autorité des marchés financiers (“AMF”) and, if applicable, the United States Securities and Exchange Commission (“SEC”).

Forward-Looking statements

This document contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the managements of Gaz de France and SUEZ believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France or SUEZ ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and SUEZ, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27,2007 (under no: R.07-046) and in the Document de Référence and its update filed by Suez on April 4, 2007 (under no: D.07-0272). Except as required by applicable law, Gaz de France and SUEZ do not undertake any obligation to update any forward-looking information or statements.

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